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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Northeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Passaic Avenue
(No. and Street)

Fairfield — New Jersey — 07004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandralin Kiss — (973) 882-9337
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cipolla Sziklay Assurance Services L.L.C.
(Name – *if individual, state last, first, middle name*)

One Boland Drive — West Orange — New Jersey — 07052
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sandralin Kiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Northeastern Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE V. RIORDAN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 9/23/2007

Signature

Executive Vice President, COO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL NORTHEASTERN SECURITIES, INC.
December 31, 2004

CONTENTS

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MAILING ADDRESS:
NEW JERSEY OFFICE:
ONE BOLAND DRIVE
WEST ORANGE, NEW JERSEY 07052
973-243-9400 · 973-243-7810 FAX

NEW YORK OFFICE:
THE CHRYSLER BUILDING
405 LEXINGTON AVE 26TH FL.
NEW YORK, NY 10174
212-528-3100 · 212-528-3122 FAX

Independent Auditors' Report

Board of Directors
Financial Northeastern Securities, Inc.

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. (the Company) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Northeastern Securities, Inc. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Cipolla Sziklay Assurance Services, L.L.C.

CIPOLLA SZIKLAY ASSURANCE SERVICES, L.L.C.

West Orange, New Jersey
February 14, 2005

FINANCIAL NORTHEASTERN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 4,009,570
Accounts receivable	985,537
Securities owned, at market	6,503,247
Property and equipment, net	456,842
Deferred income taxes	159,054
Other assets	117,787
Total assets	$ 12,232,037

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 424,581
Payable to clearing broker	7,221
Income taxes payable	155,293
Notes payable	421,908
Due to affiliate	244,662
Firm commitments	4,992,500
	6,246,165
Liabilities subordinated to claims of general creditors	4,962,665
Stockholders' equity	
Common stock, no par value, 2,500 shares authorized, 20 shares issued and outstanding	1,000
Retained earnings	1,022,207
Total stockholders' equity	1,023,207
Total liabilities and stockholders' equity	$ 12,232,037

See notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Revenues	
Commissions	$ 1,999,866
Principal transactions	5,587,881
Underwriting of certificates of deposit	5,936,863
Interest	48,845
Other income	1,355,371
	14,928,826
Expenses	
Employee compensation and benefits	10,227,475
Floor brokerage, exchange, and clearance fees	1,585,406
Communications and data processing	542,419
Interest	304,285
Occupancy	327,760
Other expenses	974,154
	13,961,499
Income before income taxes	967,327
Income taxes	
Current	667,039
Deferred	(247,527)
	419,512
Net income	$ 547,815

See notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, beginning of year	20	$1,000	$ 474,392	$ 475,392
Net income	-	-	547,815	547,815
Balance, end of year	20	$1,000	$ 1,022,207	$ 1,023,207

See notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2004

Balance, beginning of year	$4,678,917
Accrued interest	283,748
Balance, end of year	$4,962,665

See notes to financial statements

FINANCIAL NORTHEASTERN SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net Income	$ 547,815
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	99,652
Deferred income taxes	(247,497)
Changes in operating assets and liabilities:	
Accounts receivables	(326,466)
Securities owned at market	(4,213,164)
Prepaid taxes	39,600
Other assets	14,590
Accounts payable and accrued expenses	(130,522)
Payable to clearing broker	121,462
Income taxes payable	155,293
Due to affiliate	(315,433)
Accrued interest on liabilities subordinated to claims of general creditors	283,749
Net cash provided by operating activities	(3,970,921)
Net cash used in investing activities	
Purchase of equipment	(187,644)
Net cash from financing activities	
Repayments of notes payable	(68,260)
Line of credit drawdown	197,391
Net cash provided by financing activities	129,131
Net increase in cash and cash equivalents	(4,029,434)
Cash and cash equivalents, beginning of year	3,046,504
Cash and cash equivalents, end of year	$ (982,930)

Supplemental disclosure of cash flow information:

Cash paid during the year for :	
Income taxes	$ 417,000
Interest	$ 20,715

Non-cash financing activities include $430,000 of notes payable incurred to satisfy an expiring credit line of $430,000.

See notes to financial statements

NOTE 1 – NATURE OF BUSINESS

Financial Northeastern Securities, Inc. (the "Company") is a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist primarily of engaging in principal transactions and underwriting certificates of deposit.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Securities Owned, at market

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with the gains and losses, determined using the specific identification method, recognized currently in the statement of income.

All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Telephone equipment	10 years	Straight-line
Computer hardware	3 years	Straight-line
Vehicles	5 years	Declining-balance

Revenue and Expense Recognition from Securities Transactions

Commission revenue and expense are recognized on a settlement-date basis, which is not materially different from trade-date basis. Proprietary securities transactions and the related revenue and expense are also recorded on a settlement-date basis, which is not materially different from trade-date basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Underwriting Revenues

Underwriting revenues are recorded in accordance with the terms of the underwriting agreements.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

NOTE 3 – PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2004 are as follows:

Furniture & fixtures	$	224,578
Telephone equipment		165,845
Computer hardware		138,388
Vehicles		71,373
		600,184
Less: accumulated depreciation and amortization		143,342
	$	456,842

NOTE 4 – SECURITIES OWNED

Details of securities owned and securities sold, not yet purchased at December 31, 2004 are as follows:

Certificates of deposit	$	6,501,896
Equity securities		1,351
	$	6,503,247

NOTE 5 – NOTES PAYABLE

The Company owes $421,908 as of December 31, 2004 relating to equipment notes payable maturing between 2007 and 2009. Interest rates on the notes range from 4.5% to 6.25%. The notes payable are secured by the underlying equipment. Aggregate principal payments for these notes payable for the five years subsequent to December 31, 2004 are as follows:

Year Ending December 31,	
2005	$ 125,718
2006	125,718
2007	106,515
2008	89,390
2009	27,289
	474,630
Less amount representing interest	(52,722)
Principal due	$ 421,908

NOTE 6 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated notes at December 31, 2004 are as follows:

Subordinated notes, 2 percent over the bank's prime rate as of December 31, 2004 to be repaid in 27 equal quarterly payments of principal plus interest, commencing on April 1, 2006	$4,474,756
Accrued interest on subordinated notes	487,909
	$4,962,665

The subordinated notes and related accrued interest qualify as capital as they are subject to a satisfactory subordination agreement under 17 CFR 240.15c3-1. Repayment by the Company would be suspended if its aggregate indebtedness would exceed 1200 percent of its net capital and equity capital withdrawal and additional debt limitations are in place. The capital stock of the Company has been pledged to the note holders. Interest expense on subordinated notes total approximately $284,000 for 2004.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $4,250,723, which was $4,150,723 in excess of its minimum dollar net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 3.5 to 1.

NOTE 8 – INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of deferred tax assets consist of the following:

Benefit plans	$ 162,313
Liabilities and reserves	113,329
Accumulated depreciation	(116,588)
	$ 159,054

No valuation allowance is deemed necessary as the Company is expected to generate future taxable income exceeding the amounts of future reversing deductible temporary differences. No change has occurred in the valuation allowance during the year.

The provision (benefit) for income taxes consists of the following:

Current	
Federal	$571,946
State	95,093
	$ 667,039
Deferred	
Federal	$ (191,750)
State	(55,777)
	$ (247,527)

The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:

Statutory federal income tax rate	34.0%
State income taxes, net of federal benefit	2.7
Permanent differences and other	6.6
	43.3%

NOTE 9 – OFF-BALANCE SHEET RISK

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for some execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that the clearing broker-dealer executes customer transactions properly.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company has entered into various operating leases for office space and automotive equipment. The Company has an option to renew their office leases for a five-year period. Aggregate future lease payments for office space and equipment for the five years subsequent to December 31, 2004 are as follows:

Year Ending December 31,	
2005	$ 328,000
2006	280,000
2007	269,000
2008	294,000
2009	294,000
Thereafter	538,000
	$ 2,003,000

Rent expenses under operating leases totaled approximately $328,000 during 2004. As described in note 11, an agreement is in place whereby an affiliated company shares the cost relative to the office space lease.

NOTE 11 – RELATED PARTY TRANSACTIONS

Pursuant to an administrative cost sharing agreement, the Company shares the cost of overhead expenses with an affiliated company based on relative sales levels. As of December 31, 2004 there exists an amount due to affiliate of $244,662.

NOTE 12 - RETIREMENT AND POST EMPLOYMENT PLANS

Defined Contribution Pension Plan

The Company is a participating employer of a profit sharing plan that allows for pre-tax employee contributions and a discretionary employer match in addition to a discretionary employer profit sharing contribution. Eligible employees to benefit by the employer contributions must meet certain age and service requirements. Full vesting is reached after year three after approximately 33% vesting each in years one and two. Total expense of the defined contribution pension plan for the year ended December 31, 2004 is approximately $167,000.

Deferred Compensation Plan

A company affiliate established in 2004 a non-qualified deferred compensation program with certain key employees whereby they may defer a portion of annual compensation for payment upon retirement. The employee immediately vests with respect to their contributions.

Supplemental Executive Retirement Plan

An affiliate established in 2004 a Supplemental Executive Retirement Plan (SERP). The Company has absolute discretion to defer compensation on behalf of the participants. Participants vest in the employer contributions after ten agreement years, except for any employee who terminates employment due to retirement or disability. Vesting credits were given to initial participants in the plan, based on years of service with the Company, for up to five years of vesting credits. The Plan also provides for a death benefit to employed participants. The Company purchases Company –owned life insurance contracts that will allow the Company to recover a portion of its cost upon the death of the employee.

Total expense for the deferred compensation and SERP agreements for the year ended December 31, 2004 is approximately $314,000.